UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D (RULE 13D-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed
Pursuant to Rule 13d-2(a)

(Amendment No. __)*

Telos Corporation

(Name of Issuer)

12% Cumulative Exchangeable Redeemable Preferred Stock,
Par Value $0.01 Per Share

 (Title of Class of Securities)

87969B200

(CUSIP Number of Class of Securities)

Nelson Obus

Wynnefield Partners Small Cap Value, L.P.

450 Seventh Avenue, Suite 509

New York, New York 10123

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

Copy to:

Frank S. Jones, Jr., Esquire
Whiteford, Taylor & Preston L.L.P.
Seven Saint Paul Street

Baltimore, Maryland 21202

(410) 347-8700

October 6, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON: Wynnefield Partners Small Cap Value, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-3688497
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐ Reporting Person is affiliated with other persons
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC (SEE ITEM 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):‚ ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 165,760 shares (See Item 5)
	8.	SHARED VOTING POWER -0- (See Item 5)
	9.	SOLE DISPOSITIVE POWER 165,760 shares (See Item 5)
	10.	SHARED DISPOSITIVE POWER -0- (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 165,760 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2% (See Item 5)
14.	TYPE OF REPORTING PERSON PN

1.	NAME OF REPORTING PERSON: Wynnefield Small Cap Value Offshore Fund, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐ Reporting Person is affiliated with other persons
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC (SEE ITEM 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 112,549 shares (See Item 5)
	8.	SHARED VOTING POWER -0- (See Item 5)
	9.	SOLE DISPOSITIVE POWER 112,549 shares (See Item 5)
	10.	SHARED DISPOSITIVE POWER -0- (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 112,549 shares (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5% (See Item 5)
14.	TYPE OF REPORTING PERSON CO

1.	NAME OF REPORTING PERSON: Wynnefield Partners Small Cap Value, L.P. I
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐ Reporting Person is affiliated with other persons
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC (SEE ITEM 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 261,456 shares (See Item 5)
	8.	SHARED VOTING POWER -0- (See Item 5)
	9.	SOLE DISPOSITIVE POWER 261,456 shares (See Item 5)
	10.	SHARED DISPOSITIVE POWER -0- (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 261,456 shares (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2% (See Item 5)
14.	TYPE OF REPORTING PERSON PN

1.	NAME OF REPORTING PERSON: Nelson Obus
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐ Reporting Person is affiliated with other persons
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF (SEE ITEM 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0- shares (See Item 5) (1)
	8.	SHARED VOTING POWER 554,765 (See Item 5) (1)
	9.	SOLE DISPOSITIVE POWER -0- shares (See Item 5)(1)
	10.	SHARED DISPOSITIVE POWER 554,765 (See Item 5) (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 554,765 shares (See Item 5)(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4% (See Item 5)(1)
14.	TYPE OF REPORTING PERSON IN

(1)	Mr. Obus may be deemed to have an indirect beneficial ownership in such shares through his positions as a co-managing member of Wynnefield Capital Management, LLC and a principal executive officer of Wynnefield Capital, Inc. Wynnefield Capital Management, LLC holds an indirect beneficial ownership interest in 427,216 shares which are directly owned by Wynnefield Partners Small Cap Value, L.P. and Wynnefield Partners Small Cap Value, L.P. I. Wynnefield Capital, Inc. holds an indirect beneficial ownership interest in both 112,549 shares which are directly beneficially owned by Wynnefield Small Cap Value Offshore Fund, Ltd. and 15,000 shares which are directly beneficially owned by the Wynnefield Capital, Inc. Profit Sharing Plan. As Mr. Joshua H. Landes is also a co-managing member of Wynnefield Capital Management, LLC and an executive officer of Wynnefield Capital, Inc., Mr. Obus shares voting and dispositive power with Mr. Landes with regard to any shares beneficially owned by Wynnefield Capital Management, LLC and Wynnefield Capital, Inc.

1.	NAME OF REPORTING PERSON: Joshua H. Landes
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐ Reporting Person is affiliated with other persons
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF (SEE ITEM 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0- shares (See Item 5) (1)
	8.	SHARED VOTING POWER 554,765 (See Item 5) (1)
	9.	SOLE DISPOSITIVE POWER -0- shares (See Item 5)(1)
	10.	SHARED DISPOSITIVE POWER 554,765 (See Item 5) (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 554,765 shares (See Item 5) (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4% (See Item 5) (1)
14.	TYPE OF REPORTING PERSON IN

(1)	Mr. Landes may be deemed to have an indirect beneficial ownership in such shares through his positions as a managing member of Wynnefield Capital Management, LLC and a principal executive officer of Wynnefield Capital, Inc. Wynnefield Capital Management, LLC holds an indirect beneficial ownership interest in 427,216 shares which are directly owned by Wynnefield Partners Small Cap Value, L.P. and Wynnefield Partners Small Cap Value, L.P. I. Wynnefield Capital, Inc. holds an indirect beneficial ownership interest in both 112,549 shares which are directly beneficially owned by Wynnefield Small Cap Value Offshore Fund, Ltd. and 15,000 shares which are directly beneficially owned by the Wynnefield Capital, Inc. Profit Sharing Plan. As Nelson Obus is also a co-managing member of Wynnefield Capital Management, LLC and a principal executive officer of Wynnefield Capital, Inc., Mr. Landes shares voting and dispositive power with Mr. Obus with regard to any shares beneficially owned by Wynnefield Capital Management, LLC and Wynnefield Capital, Inc.

1.	NAME OF REPORTING PERSON: Wynnefield Capital Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐ Reporting Person is affiliated with other persons
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF (SEE ITEM 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 427,216 shares (See Item 5) (1)
	8.	SHARED VOTING POWER -0- (See Item 5)
	9.	SOLE DISPOSITIVE POWER 427,216 shares (See Item 5) (1)
	10.	SHARED DISPOSITIVE POWER -0- (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 427,216 shares (See Item 5) (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4% (See Item 5) (1)
14.	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(1)	Wynnefield Capital Management, LLC, as the general partner of both Wynnefield Partners Small Cap Value, L.P. and Wynnefield Partners Small Cap Value, L.P. I holds an indirect beneficial interest in these shares which are directly beneficially owned by Wynnefield Partners Small Cap Value, L.P. and Wynnefield Partners Small Cap Value, L.P. I.

1.	NAME OF REPORTING PERSON: Wynnefield Capital, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐ Reporting Person is affiliated with other persons
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF (SEE ITEM 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 127,549 shares (See Item 5)(1)
	8.	SHARED VOTING POWER -0- (See Item 5)
	9.	SOLE DISPOSITIVE POWER 127,549 shares (See Item 5)(1)
	10.	SHARED DISPOSITIVE POWER -0- (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 127,549 shares (See Item 5)(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9% (See Item 5)(1)
14.	TYPE OF REPORTING PERSON CO

(1)	Wynnefield Capital, Inc. as the sole investment manager of Wynnefield Small Cap Value Offshore Fund, Ltd., holds an indirect beneficial interest in 112,549 shares which are directly beneficially owned by Wynnefield Small Cap Value Offshore Fund, Ltd. Wynnefield Capital, Inc., as the sole investment manager of the Wynnefield Capital, Inc. Profit Sharing Plan, also holds an indirect beneficial interest in 15,000 shares which are directly beneficially owned by the Wynnefield Capital, Inc. Profit Sharing Plan.

1.	NAME OF REPORTING PERSON: Wynnefield Capital, Inc. Profit Sharing Plan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐ Reporting Person is affiliated with other persons
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 15,000 shares (See Item 5)(1)
	8.	SHARED VOTING POWER -0- (See Item 5)
	9.	SOLE DISPOSITIVE POWER 15,000 shares (See Item 5)(1)
	10.	SHARED DISPOSITIVE POWER -0- (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,000 shares (See Item 5)(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5% (See Item 5)(1)
14.	TYPE OF REPORTING PERSON EP

1.	NAME OF REPORTING PERSON: Minerva Advisors LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐ Reporting Person is affiliated with other persons
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 153,343 This reporting person is deemed a beneficial owner of the 153,343 shares of the Issuer held by Minerva Group, LP.
	8.	SHARED VOTING POWER 122,608
	9.	SOLE DISPOSITIVE POWER 153,343 This reporting person is deemed a beneficial owner of the 153,343 shares of the Issuer held by Minerva Group, LP.
	10.	SHARED DISPOSITIVE POWER 122,608

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 275,951
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14.	TYPE OF REPORTING PERSON IA

1.	NAME OF REPORTING PERSON: Minerva Group, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐ Reporting Person is affiliated with other persons
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.

SOLE VOTING POWER

153,343

This reporting person is deemed a beneficial owner of the 153,343 shares of the Issuer held by Minerva Group, LP.  David P. Cohen is also the beneficial owner of 7,433 shares of the Issuer owned individually.

	8.	SHARED VOTING POWER 0
	9.

SOLE DISPOSITIVE POWER

153,343

This reporting person is deemed a beneficial owner of the 153,343 shares of the Issuer held by Minerva Group, LP.  David P. Cohen is also the beneficial owner of 7,433 shares of the Issuer owned individually.

	10.	SHARED DISPOSITIVE POWER 0

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

153,343

This reporting person is deemed a beneficial owner of the 153,343 shares of the Issuer held by Minerva Group, LP.  David P. Cohen is the beneficial owner of 7,433 shares of the Issuer owned individually and is also deemed a beneficial owner of the 122,608 shares of the Issuer beneficially owned by Minerva Advisors LLC.

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%

This reporting person is deemed a beneficial owner of the 4.8% of the shares of the Issuer held by Minerva Group, LP.  David P. Cohen is the beneficial owner of 0.2% of the shares of the Issuer owned individually and is also deemed a beneficial owner of the 8.7% of the shares of the Issuer beneficially owned by Minerva Advisors LLC.

14.	TYPE OF REPORTING PERSON PN

1.	NAME OF REPORTING PERSON: Minerva GP, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐ Reporting Person is affiliated with other persons
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.

SOLE VOTING POWER

153,343

This reporting person is deemed a beneficial owner of the 153,343 shares of the Issuer held by Minerva Group, LP.  David P. Cohen is also the beneficial owner of 7,433 shares of the Issuer owned individually.

	8.	SHARED VOTING POWER 0
	9.

SOLE DISPOSITIVE POWER

153,343

This reporting person is deemed a beneficial owner of the 153,343 shares of the Issuer held by Minerva Group, LP.  David P. Cohen is also the beneficial owner of 7,433 shares of the Issuer owned individually.

	10.	SHARED DISPOSITIVE POWER 0

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

153,343

This reporting person is deemed a beneficial owner of the 153,343 shares of the Issuer held by Minerva Group, LP.  David P. Cohen is the beneficial owner of 7,433 shares of the Issuer owned individually and is also deemed a beneficial owner of the 122,608 shares of the Issuer beneficially owned by Minerva Advisors LLC.

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%

This reporting person is deemed a beneficial owner of the 4.8% of the shares of the Issuer held by Minerva Group, LP.  David P. Cohen is the beneficial owner of 0.2% of the shares of the Issuer owned individually and is also deemed a beneficial owner of the 8.7% of the shares of the Issuer beneficially owned by Minerva Advisors LLC.

14.	TYPE OF REPORTING PERSON PN

1.	NAME OF REPORTING PERSON: Minerva GP, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐ Reporting Person is affiliated with other persons
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.

SOLE VOTING POWER

153,343

This reporting person is deemed a beneficial owner of the 153,343 shares of the Issuer held by Minerva Group, LP.  David P. Cohen is also the beneficial owner of 7,433 shares of the Issuer owned individually.

	8.	SHARED VOTING POWER 0
	9.

SOLE DISPOSITIVE POWER

153,343

This reporting person is deemed a beneficial owner of the 153,343 shares of the Issuer held by Minerva Group, LP.  David P. Cohen is also the beneficial owner of 7,433 shares of the Issuer owned individually.

	10.	SHARED DISPOSITIVE POWER 0

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

153,343

This reporting person is deemed a beneficial owner of the 153,343 shares of the Issuer held by Minerva Group, LP.  David P. Cohen is the beneficial owner of 7,433 shares of the Issuer owned individually and is also deemed a beneficial owner of the 122,608 shares of the Issuer beneficially owned by Minerva Advisors LLC.

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%

This reporting person is deemed a beneficial owner of the 4.8% of the shares of the Issuer held by Minerva Group, LP.  David P. Cohen is the beneficial owner of 0.2% of the shares of the Issuer owned individually and is also deemed a beneficial owner of the 8.7% of the shares of the Issuer beneficially owned by Minerva Advisors LLC.

14.	TYPE OF REPORTING PERSON CO

1.	NAME OF REPORTING PERSON: David P. Cohen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐ Reporting Person is affiliated with other persons
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.

SOLE VOTING POWER

160,776

This reporting person is deemed a beneficial owner of the 153,343 shares of the Issuer held by Minerva Group, LP.  David P. Cohen is also the beneficial owner of 7,433 shares of the Issuer owned individually.

	8.	SHARED VOTING POWER 122,608 David P. Cohen is deemed a beneficial owner of the 122,608 shares of the Issuer beneficially owned by Minerva Advisors LLC.
	9.

SOLE DISPOSITIVE POWER

160,776

This reporting person is deemed a beneficial owner of the 153,343 shares of the Issuer held by Minerva Group, LP.  David P. Cohen is also the beneficial owner of 7,433 shares of the Issuer owned individually.

	10.	SHARED DISPOSITIVE POWER 122,608 David P. Cohen is deemed a beneficial owner of the 122,608 shares of the Issuer beneficially owned by Minerva Advisors LLC.

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

283,384

This reporting person is deemed a beneficial owner of the 153,343 shares of the Issuer held by Minerva Group, LP.  David P. Cohen is the beneficial owner of 7,433 shares of the Issuer owned individually and is also deemed a beneficial owner of the 122,608 shares of the Issuer beneficially owned by Minerva Advisors LLC.

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.9%

This reporting person is deemed a beneficial owner of the 4.8% of the shares of the Issuer held by Minerva Group, LP.  David P. Cohen is the beneficial owner of 0.2% of the shares of the Issuer owned individually and is also deemed a beneficial owner of the 8.8% of the shares of the Issuer beneficially owned by Minerva Advisors LLC.

14.	TYPE OF REPORTING PERSON IN

1.	NAME OF REPORTING PERSON: Victor Morgenstern Grantor Remainder Annuity Trust 2020 #2
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐ Reporting Person is affiliated with other persons
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 67,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 67,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 180,100(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14.	TYPE OF REPORTING PERSON OO

(1) Includes 40,000 Shares owned by the Judd Morgenstern Revocable Trust, 20,000 Shares owned by the Jennifer Morgenstern Irrevocable Trust, 20,000 Shares owned by the Robyn Morgenstern Irrevocable Trust, 20,000 Shares owned by the Judd Morgenstern Irrevocable Trust and 13,100 Shares owned by the Victor A. Morgenstern Grandchildren Trust. The Victor Morgenstern Grantor Remainder Annuity Trust 2020 #2 (“Victor Morgenstern GRAT”) disclaims beneficial ownership of the Shares owned by the other Morgenstern Reporting Persons.

1.	NAME OF REPORTING PERSON: Judd Morgenstern Revocable Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐ Reporting Person is affiliated with other persons
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 40,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 40,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 180,100(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14.	TYPE OF REPORTING PERSON OO

(1) Includes 67,000 Shares owned by the Victor Morgenstern GRAT, 20,000 Shares owned by the Jennifer Morgenstern Irrevocable Trust, 20,000 Shares owned by the Robyn Morgenstern Irrevocable Trust, 20,000 Shares owned by the Judd Morgenstern Irrevocable Trust and 13,100 Shares owned by the Victor A. Morgenstern Grandchildren Trust. The Judd Morgenstern Revocable Trust disclaims beneficial ownership of the Shares owned by the other Morgenstern Reporting Persons.

1.	NAME OF REPORTING PERSON: Jennifer Morgenstern Irrevocable Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐ Reporting Person is affiliated with other persons
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 20,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 20,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 180,100 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14.	TYPE OF REPORTING PERSON OO

(1) Includes 67,000 Shares owned by the Victor Morgenstern GRAT, 40,000 Shares owned by the Judd Morgenstern Revocable Trust, 20,000 Shares owned by the Robyn Morgenstern Irrevocable Trust, 20,000 Shares owned by the Judd Morgenstern Irrevocable Trust and 13,100 Shares owned by the Victor A. Morgenstern Grandchildren Trust. The Jennifer Morgenstern Revocable Trust disclaims beneficial ownership of the Shares owned by the other Morgenstern Reporting Persons.

1.	NAME OF REPORTING PERSON: Judd Morgenstern Irrevocable Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐ Reporting Person is affiliated with other persons
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 20,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 20,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 180,100 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14.	TYPE OF REPORTING PERSON OO

(1) Includes 67,000 Shares owned by the Victor Morgenstern GRAT, 20,000 Shares owned by the Jennifer Morgenstern Irrevocable Trust, 20,000 Shares owned by the Robyn Morgenstern Irrevocable Trust, 20,000 Shares owned by the Judd Morgenstern Irrevocable Trust and 13,100 Shares owned by the Victor A. Morgenstern Grandchildren Trust. The Judd Morgenstern Irrevocable Trust disclaims beneficial ownership of the Shares owned by the other Morgenstern Reporting Persons.

1.	NAME OF REPORTING PERSON: Robyn Morgenstern Irrevocable Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐ Reporting Person is affiliated with other persons
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 20,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 20,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 180,100 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7
14.	TYPE OF REPORTING PERSON OO

(1) Includes 67,000 Shares owned by the Victor Morgenstern GRAT, 20,000 Shares owned by the Jennifer Morgenstern Irrevocable Trust, 40,000 Shares owned by the Judd Morgenstern Revocable Trust, 20,000 Shares owned by the Judd Morgenstern Irrevocable Trust and 13,100 Shares owned by the Victor A. Morgenstern Grandchildren Trust. The Robyn Morgenstern Revocable Trust disclaims beneficial ownership of the Shares owned by the other Morgenstern Reporting Persons.

1.	NAME OF REPORTING PERSON: Victor A. Morgenstern Grandchildren Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐ Reporting Person is affiliated with other persons
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 13,100
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 13,100
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 180,100 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7
14.	TYPE OF REPORTING PERSON OO

(1) Includes 67,000 Shares owned by the Victor Morgenstern GRAT, 40,000 Shares owned by the Judd Morgenstern Revocable Trust, 20,000 Shares owned by the Jennifer Morgenstern Irrevocable Trust, 20,000 Shares owned by the Judd Morgenstern Irrevocable Trust and 20,000 Shares owned by the Robyn Morgenstern Irrevocable Trust. The Victor A. Morgenstern Grandchildren Trust disclaims beneficial ownership of the Shares owned by the other Morgenstern Reporting Persons.

1.	NAME OF REPORTING PERSON: Victor Morgenstern
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐ Reporting Person is affiliated with other persons
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 67,000(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 67,000(1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 180,100(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14.	TYPE OF REPORTING PERSON IN

(1) Victor Morgenstern has sole voting and dispositive power with respect to the Shares owned by the Victor A. Morgenstern GRAT.

(2) Includes 40,000 Shares owned by the Judd Morgenstern Revocable Trust, 20,000 Shares owned by the Jennifer Morgenstern Irrevocable Trust, 20,000 Shares owned by the Judd Morgenstern Irrevocable Trust, 20,000 Shares owned by the Robyn Morgenstern Irrevocable Trust, and 13,100 Shares owned by the Victor A. Morgenstern Grandchildren Trust. Victor Morgenstern disclaims beneficial ownership of the all Shares owned by all other Morgenstern Reporting Persons other than the Victor Morgenstern GRAT.

1.	NAME OF REPORTING PERSON: Faye Morgenstern
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐ Reporting Person is affiliated with other persons
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 13,100(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 13,100(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 180,100(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%(2)
14.	TYPE OF REPORTING PERSON IN

(1) Faye Morgenstern shares voting and dispositive power with respect to the Shares owned by the Victor A. Morgenstern Grandchildren Trust.

(2) Includes 67,000 Shares owned by the Victor Morgenstern GRAT, 40,000 Shares owned by the Judd Morgenstern Revocable Trust, 20,000 Shares owned by the Jennifer Morgenstern Irrevocable Trust, 20,000 Shares owned by the Judd Morgenstern Irrevocable Trust and 20,000 Shares owned by the Robyn Morgenstern Irrevocable Trust. Faye Morgenstern disclaims beneficial ownership of the Shares owned by all other Morgenstern Reporting Persons other than the 13,100 Shares owned by the Victor A. Morgenstern Grandchildren Trust.

1.	NAME OF REPORTING PERSON: Judd Morgenstern
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐ Reporting Person is affiliated with other persons
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 40,000(1)
	8.	SHARED VOTING POWER 40,000(1)
	9.	SOLE DISPOSITIVE POWER 40,000(1)
	10.	SHARED DISPOSITIVE POWER 40,000(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 180,100(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%(2)
14.	TYPE OF REPORTING PERSON IN

(1) Judd Morgenstern has sole voting and dispositive power with respect to the 40,000 Shares owned by the Judd Morgenstern Revocable Trust and shares voting and dispositive power with respect to the 20,000 Shares owned by the Robyn Morgenstern Irrevocable Trust and 20,000 Shares owned by the Judd Morgenstern Irrevocable Trust.

(2) Includes 67,000 Shares owned by the Victor Morgenstern GRAT, 20,000 Shares owned by the Jennifer Morgenstern Irrevocable Trust, 20,000 Shares owned by the Jennifer Morgenstern Irrevocable Trust and 13,100 Shares owned by the Victor A. Morgenstern Grandchildren Trust. Judd Morgenstern disclaims beneficial ownership of the Shares owned by all other Morgenstern Reporting Persons other than the Judd Morgenstern Revocable Trust, the Robyn Morgenstern Irrevocable Trust and the Judd Morgenstern Irrevocable Trust.

1.	NAME OF REPORTING PERSON: Jennifer Morgenstern
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐ Reporting Person is affiliated with other persons
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 40,000(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 40,000(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 180,100(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%(2)
14.	TYPE OF REPORTING PERSON IN

(1) Jennifer Morgenstern has shared voting and dispositive power with respect to the 20,000 Shares owned by the Jennifer Morgenstern Irrevocable Trust and the 20,000 Shares owned by the Judd Morgenstern Irrevocable Trust.

(2) Includes 67,000 Shares owned by the Victor Morgenstern GRAT, 40,000 Shares owned by the Judd Morgenstern Revocable Trust, 20,000 Shares owned by the Robyn Morgenstern Irrevocable Trust and 13,100 Shares owned by the Victor A. Morgenstern Grandchildren Trust. Jennifer Morgenstern disclaims beneficial ownership of the Shares owned by all other Morgenstern Reporting Persons other than the Jennifer Morgenstern Irrevocable Trust and the Judd Morgenstern Irrevocable Trust.

1.	NAME OF REPORTING PERSON: Robyn Morgenstern
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐ Reporting Person is affiliated with other persons
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 40,000(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 40,000(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 180,100(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%(2)
14.	TYPE OF REPORTING PERSON IN

(1) Robyn Morgenstern has shared voting and dispositive power with respect to the 20,000 Shares owned by the Robyn Morgenstern Irrevocable Trust and the 20,000 Shares owned by the Jennifer Morgenstern Irrevocable Trust.

(2) Includes 67,000 Shares owned by the Victor Morgenstern GRAT, 40,000 Shares owned by the Judd Morgenstern Revocable Trust, 20,000 Shares owned by the Judd Morgenstern Irrevocable Trust and 13,100 Shares owned by the Victor A. Morgenstern Grandchildren Trust. Robyn Morgenstern disclaims beneficial ownership of the Shares owned by all other Morgenstern Reporting Persons other than the Robyn Morgenstern Irrevocable Trust and the Jennifer Morgenstern Irrevocable Trust.

Item 1.	SECURITY AND ISSUER

This Schedule 13D relates to the shares of 12% Cumulative Exchangeable Redeemable Preferred Stock, par value $0.01 per share (the “Preferred Shares”, “Preferred Stock” or “ERPS”), of Telos Corporation, a Maryland corporation (the “Issuer” or “Telos”), with its principal executive offices located at 19886 Ashburn Road, Ashburn, Virginia 20147-2358.

Item 2.	IDENTITY AND BACKGROUND

This Schedule 13D is filed on behalf of the following named persons and entities (the “Reporting Persons”) that may be deemed to have formed a group under Rule 13d-5(b) under Section 13(d)(3) of the Act, herein referred to as collectively as the “ERPS Group”.  The ERPS Group is treated as a new person for purposes of Section 13 and is deemed to have acquired, by operation of Rule 13d-5, beneficial ownership of all shares of Preferred Stock beneficiary owned by each of the ERPS Group members; specifically the ERPS Group is deemed to have beneficial ownership of 1,018,249 shares of Preferred Stock constituting 32% of all issued and outstanding Preferred Stock. However, the formation of the ERPS Group has not resulted in the attribution of beneficial ownership to each ERPS Group member of the securities beneficially owned by other ERPS Group members and such attributed beneficial ownership is expressly disclaimed, as permitted by Rule 13d-4.

All defined terms refer to terms defined herein or in the instructions to Schedule 13D. The information contained in this Schedule 13D is as of the date of this Schedule 13D, unless otherwise expressly provided herein. All percentage calculations herein relating to the Preferred Stock have been made based upon a total of 3,185,586 shares of Preferred Stock being issued and outstanding, as set forth in the Issuer’s most recent report on Form 10-Q for the quarter ended June 30, 2020 filed with the Commission on August 13, 2020. Each Reporting Person on whose behalf this Schedule 13D filing is made is individually eligible to use Schedule 13D.

As described in the Consent Solicitation Statement filed by the Issuer on October 6, 2020 with the SEC on Schedule 14A, (the “Consent Solicitation”), on October 6, 2020 the individual members of the ERPS Group have executed a Voting and Support Agreement (the “Voting Agreement”), pursuant to which each has, among other things, independently agreed to vote their shares of Preferred Stock in favor of an amendment to the Articles of Incorporation of the Issuer, as amended and restated to date (the “Charter”) in order to facilitate the automatic conversion of, and payment for, all shares of Preferred Stock in connection with a proposed underwritten initial public offering of the Issuer’s Common Stock (the “IPO”). Reference is made to the Voting Agreement as further described in Items 4 and 6.

Responses to Item 2(a) through 2(c)

Members of the ERPS Group include:

(i)        Wynnefield Partners Small Cap Value, L.P. (the “Wynnefield Partnership”), Wynnefield Small Cap Value Offshore Fund, Ltd. (the “Wynnefield Fund”), Wynnefield Partners Small Cap Value, L.P. I (the “Wynnefield Partnership-I”), Wynnefield Capital Management, LLC (“WCM”), Wynnefield Capital, Inc. (“WCI” or “Wynnefield Capital”), the Wynnefield Capital, Inc. Profit Sharing Plan (the “Wynnefield Plan”), Nelson Obus (“Mr. Obus”) and Joshua Landes (“Mr. Landes” and, collectively with the Wynnefield Partnership, the Wynnefield Fund, the Wynnefield Partnership-I, WCM, WCI, the Plan and Mr. Obus the “Wynnefield Reporting Persons”). The business of each Wynnefield Reporting Person is private investment and the business address of each Wynnefield Reporting Person is 450 Seventh Avenue, Suite 509, New York, New York 10123.

(ii)        Minerva Advisors LLC (“Minerva Advisors”), Minerva Group, LP (“Minerva Group”), Minerva GP, LP, (“Minerva Group”), Minerva GP, Inc. (“Minerva GP”), David P. Cohen, (“Mr. Cohen” and, collectively with the Minerva Advisors, Minerva Group, Minerva Group, Minerva GP, the “Minerva Reporting Persons”). The business of each Minerva Reporting Person is investment advisory and the business address of each Minerva Reporting Person is 50 Monument Road, Suite 201, Bala Cynwyd, PA 19004.

(iii)      The Victor Morgenstern Grantor Remainder Annuity Trust 2020 #2 (the “Victor Morgenstern GRAT”), the Judd Morgenstern Revocable Trust (the “Judd Morgenstern Revocable Trust”), the Jennifer Morgenstern Irrevocable Trust (the “Jennifer Morgenstern Irrevocable Trust”), the Robyn Morgenstern Irrevocable Trust (the “Robyn Morgenstern Irrevocable Trust”), the Judd Morgenstern Irrevocable Trust (the “Judd Morgenstern Irrevocable Trust”), the Victor A. Morgenstern Grandchildren Trust (the “Victor Morgenstern Grandchildren Trust”), Victor Morgenstern (“Victor Morgenstern”), Faye Morgenstern (“Faye Morgenstern”), Judd Morgenstern (“Judd Morgenstern”), Jennifer Morgenstern (“Jennifer Morgenstern”), and Robyn Morgenstern (“Robyn Morgenstern”) collectively constitute the “Morgenstern Reporting Persons”. The business of each Morgenstern Reporting Person is private and personal investment and the business address of each Morgenstern Reporting Person is 106 Vine Avenue, Highland Park, IL 60035.

Responses to Item 2(d)

During the last five years none of the Reporting Persons have been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Responses to Item 2(e)

None of the Reporting Persons have been party to a civil proceeding of a judicial or administrative proceeding or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws in the past five years.

Responses to Item 2(f)

Regarding the Wynnefield Reporting Persons, the Wynnefield Partnership is a limited partnership formed under Delaware law; the Wynnefield Fund is a limited partnership formed under Delaware law; Wynnefield Partnership-I is a limited partnership formed under Delaware law; WCM is a is a corporation formed under Delaware law; WCI is a is a corporation formed under Delaware law; the Wynnefield Plan, is an unincorporated profit sharing plan governed by Delaware law; Mr. Obus and Mr. Landes are each U.S. citizens.

Regarding the Minerva Reporting Persons, Minerva Advisors is a limited partnership formed under Delaware law, Minerva Group is a limited partnership formed under Delaware law, Minerva Group is a limited partnership formed under Delaware law, Minerva GP is a corporation formed under Pennsylvania law and Mr. Cohen is a U.S. citizen.

Regarding the Morgenstern Reporting Persons, each of Victor Morgenstern, Faye Morgenstern, Judd Morgenstern, Jennifer Morgenstern and Robyn Morgenstern is a U.S. citizen; each of the Victor Morgenstern GRAT, the Judd Morgenstern Revocable Trust, the Jennifer Morgenstern Irrevocable Trust, the Robyn Morgenstern Irrevocable Trust, the Judd Morgenstern Irrevocable Trust and the Victor Morgenstern Grandchildren Trust is a trust formed under Illinois law.

Item 3.	Source and Amount of Funds or Other Consideration.

With respect to the Wynnefield Reporting Persons, the securities reported in this Schedule 13D as directly beneficially owned by the Wynnefield Reporting Persons were acquired with funds of approximately $3,333,131 (including brokerage commissions). All such funds were provided from the working capital or personal funds of the Wynnefield Reporting Persons which directly beneficially own such securities.

With respect to the Minerva Reporting Persons, the securities reported in this Schedule 13D as directly beneficially owned by the Minerva Reporting Persons were acquired with funds of approximately $1,971,580 (including brokerage commissions) for the shares owned by Minerva Advisors, Minerva Group and Mr. Cohen. All such funds were provided from the working capital or personal funds of the Minerva Reporting Persons which directly beneficially own such securities.

With respect to the Morgenstern Reporting Persons, the securities reported in this Schedule 13D as directly beneficially owned by the Morgenstern Reporting Persons were acquired with funds of approximately $417,612 (including brokerage commissions). All such funds were provided from the working capital or personal funds of the Morgenstern Reporting Persons which directly beneficially own such securities.

Each Reporting Person which is a member of the newly-formed ERPS Group acquired all of the Preferred Stock beneficially in the past in the ordinary course of its business for its own investment purposes. Each such acquisition was made independently and without any agreement, arrangement or understanding among other ERPS Group members. Consequently, no further information is provided in response to this Item 3, as all prior acquisitions are not material to the formation or activities of the ERPS Group.

ITEM 4.	PURPOSE OF TRANSACTION.

Each member of the ERPS Group has executed a Voting and Support Agreement (the “Voting Agreement”), pursuant to which it has, among other things, agreed with the Issuer to independently vote their shares of Preferred Stock in favor of an amendment to the Issuer’s Charter (the “Charter Amendment”) in order to facilitate the automatic conversion of, and payment for, all Preferred Stock owned by all holders thereof in connection with a proposed underwritten initial public offering of the Issuer’s Common Stock (the “IPO”). Reference is made to the Voting Agreement and attachment referenced therein as further described in Item 6.

With respect to the Wynnefield Reporting Persons, as of the date of this Schedule 13D and other than as set forth in this Item 4, none of such Reporting Persons have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D; provided that, one or more of such Reporting Persons intends to review critically its investment in the Issuer on a continuing basis and from time to time, and to the extent permitted by law, may seek to engage in discussions with other shareholders and/or with management and the Issuer’s Board of Directors concerning, without limitation, the business, operations, capital structure, governance, management, strategy of the Issuer including potential business combinations and strategic alternatives, and other matters concerning the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position, the price levels of the shares of the Preferred Stock or the Issuer’s other securities, conditions in the securities markets and general economic and industry conditions, each of the Wynnefield Reporting Persons may, in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Preferred Stock or the Issuer’s other securities, selling shares of Preferred Stock or the Issuer’s other securities, engaging in short selling of or any hedging or similar transaction with respect to the Preferred Stock or the Issuer’s other securities, and taking any other action with respect to the Issuer, the Preferred Stock or any of its other securities in any manner permitted by law or changing its intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4 including, without limitation, nominating individuals to serve as members of the Issuer’s Board of Directors. Any such action may be made by a Wynnefield Reporting Persons alone or in conjunction with other shareholders, potential acquirers, financing sources and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.

As described in the Schedule 13D, Amendment No. 19, filed by the Wynnefield Reporting Persons on March 21, 2018, William H. Alderman was appointed, effective March 21, 2018, to serve as a member of the Issuer's Board of Directors. Under the Issuer’s Charter, the holders of Preferred Stock are currently entitled to elect two (2) members to the Issuer’s Board of Directors, designated as “Class D Directors.”

With respect to the Minerva Reporting Persons, none of such Reporting Persons acquired any Preferred Stock with any purpose, or with the effect of, changing or influencing the control of the Issuer. As of the date of this Schedule 13D and other than as set forth in the first paragraph of this Item 4, none of such Reporting Persons have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

With respect to the Morgenstern Reporting Persons, as of the date of this Schedule 13D and other than as set forth in this Item 4, none of such Reporting Persons have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D; provided that, one or more of such Reporting Persons intends to review critically its investment in the Issuer on a continuing basis and from time to time, and to the extent permitted by law, may seek to engage in discussions with other shareholders and/or with management and the Issuer’s Board of Directors concerning, without limitation, the business, operations, capital structure, governance, management, strategy of the Issuer including potential business combinations and strategic alternatives, and other matters concerning the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position, the price levels of the shares of the Preferred Stock or the Issuer’s other securities, conditions in the securities markets and general economic and industry conditions, each of the Morgenstern Reporting Persons may, in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Preferred Stock or the Issuer’s other securities, selling shares of Preferred Stock or the Issuer’s other securities, engaging in short selling of or any hedging or similar transaction with respect to the Preferred Stock or the Issuer’s other securities, and taking any other action with respect to the Issuer, the Preferred Stock or any of its other securities in any manner permitted by law or changing its intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4 including, without limitation, nominating individuals to serve as members of the Issuer’s Board of Directors. Any such action may be made by a Morgenstern Reporting Persons alone or in conjunction with other shareholders, potential acquirers, financing sources and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.

THE ABOVE ITEM 4 INFORMATION IS INTENDED ONLY TO RESPOND TO THE REQUIREMENTS OF ITEM 4 OF THIS SCHEDULE 13D. IN NO EVENT SHALL ANY SUCH INFORMATION CONSTITUTE: (I) A REQUEST FOR A PROXY, STOCKHOLDER CONSENT OR ANY OTHER AUTHORIZATION, (II) ANY REQUEST THAT ANY PARTY EXECUTE (OR NOT EXECUTE), OR TO REVOKE, A PROXY, STOCKHOLDER CONSENT OR ANY OTHER AUTHORIZATION; (III) A COMMUNICATION INTENDED OR CALCULATED TO RESULT IN THE PROCUREMENT, WITHHOLDING OR REVOCATION OF A PROXY, STOCKHOLDER CONSENT OR ANY OTHER AUTHORIZATION OR (IV) ANY OTHER ACTIVITY OR COMMUNICATION CONSTITUTING THE SOLICITATION OF A PROXY, STOCKHOLDER CONSENT OR ANY OTHER AUTHORIZATION UNDER RULE 14A-1 PROMULGATED UNDER SECTION 14 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. A COPY OF THE ISSUER’S CONSENT SOLICITATION STATEMENT FILED WITH THE SEC BY THE ISSUER ON SCHEDULE 14A IS AVAILABLE FOR FREE AT THE SEC’S WEBSITE.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

Item 5 – Wynnefield Reporting Persons

Item 5(a) - (b): As of the date of this Schedule 13D, all of the Wynnefield Reporting Persons beneficially owned in the aggregate 554,765 shares of Preferred Stock, constituting approximately 17.4% of the outstanding shares of Preferred Stock The following table sets forth certain information with respect to shares of Preferred Stock directly beneficially owned by the Wynnefield Reporting Persons members listed:

NAME	NUMBER OF SHARES	APPROXIMATE PERCENTAGE OF OUTSTANDING SHARES
Wynnefield Partnership*	165,760	3.8%
Wynnefield Partnership-I*	261,456	6.0%
Wynnefield Fund**	112,549	2.9%
Wynnefield Capital, Inc. Profit Sharing Plan	15,000

* WCM has an indirect beneficial ownership interest in these shares of Preferred Stock.

** WCI has an indirect beneficial ownership interest in these shares of Preferred Stock.

WCM is the sole general partner of the Partnership and Partnership-I and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Preferred Stock that the Partnership and Partnership-I beneficially own. WCM, as the sole general partner of the Partnership and Partnership-I, has the sole power to direct the voting and disposition of the shares of Preferred Stock that the Partnership and Partnership-I beneficially own.

Messrs. Obus and Landes are the co-managing members of WCM and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Preferred Stock that WCM may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a co-managing member of WCM, shares with the other the power to direct the voting and disposition of the shares of Preferred Stock that WCM may be deemed to beneficially own.

WCI is the sole investment manager of the Fund and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Preferred Stock that the Fund beneficially owns. WCI, as the sole investment manager of the Fund, has the sole power to direct the voting and disposition of the shares of Preferred Stock that the Fund beneficially owns. Messrs. Obus and Landes are the principal executive officers of WCI and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Preferred Stock that WCI may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a principal executive officer of WCI, shares with the other the power to direct the voting and disposition of the shares of Preferred Stock that WCI may be deemed to beneficially own.

Beneficial ownership of shares of Preferred Stock shown on the cover pages of and set forth elsewhere in this Schedule 13D for each of the Wynnefield Reporting Persons assumes that they have not formed a group for purposes of Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the Wynnefield Reporting Persons were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) 554,765 shares of Preferred Stock, constituting approximately 17.4% of the outstanding shares of Preferred Stock.

This filing of any future amendment by the Wynnefield Reporting Persons, and the inclusion of information herein and therein with respect to Messrs. Obus and Landes, shall not be considered an admission that any of such persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest.

To the best knowledge of the Wynnefield Reporting Persons, except as described in this Schedule 13D, none of the Wynnefield Reporting Persons, any person in control (ultimately or otherwise) of the Wynnefield Reporting Persons, any general partner, executive officer or director thereof, as applicable, beneficially owns any shares of Preferred Stock, and except as set forth in the table below, there have been no transactions in shares of Preferred Stock affected during the past 60 days, by the Wynnefield Reporting Persons, any person in control of the Wynnefield Reporting Persons (ultimately or otherwise), or any general partner, executive officer or director thereof, as applicable; provided, however, certain investment banking affiliates of the Wynnefield Reporting Persons may beneficially own shares of Preferred Stock, including shares that may be held in discretionary or advisory accounts with the Wynnefield Reporting Persons; and the Wynnefield Reporting Persons, directly or in connection with such discretionary or advisory accounts, may acquire, hold, vote or dispose of Preferred Stock, including transactions that may have occurred during the past 60 days.

Item 5(c): No Wynnefield Reporting Person has engaged in or effected any transactions in the Preferred Stock within the past 60 days.

Item 5(d): No person, other than each of the Wynnefield Reporting Persons referred to as the direct beneficial owner of the shares of Preferred Stock set forth herein, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Preferred Stock.

Item 5(e): Not applicable

ITEM 5.	MINERVA REPORTING PERSONS.

As of the date of this Schedule 13D, with respect to the Minerva Reporting Persons:

Item 5(a):

Aggregate amount beneficially owned:

Minerva Advisors LLC* - 275,951
Minerva Group, LP - 153,343
Minerva GP, LP* - 153,343
Minerva GP, Inc.* - 153,343
David P. Cohen* - 283,384

* Each of these reporting persons is deemed a beneficial owner of the 153,343 shares of the Issuer held by Minerva Group, LP.  David P. Cohen is the beneficial owner of 7,433 shares of the Issuer owned individually and is also deemed a beneficial owner of the shares of the Issuer beneficially owned by Minerva Advisors LLC.

Percent of Class:

Minerva Advisors LLC* - 8.7%
Minerva Group, LP - 4.8%
Minerva GP, LP* - 4.8%
Minerva GP, Inc.* - 4.8%
David P. Cohen* - 8.9%

*Each of these reporting persons is deemed a beneficial owner of the 4.8% of the shares of the Issuer held by Minerva Group, LP.  David P. Cohen is the beneficial owner of 0.2% of the shares of the Issuer owned individually and is also deemed a beneficial owner of the shares of the Issuer beneficially owned by Minerva Advisors LLC.

Based on a total of 3,185,586 shares of the Issuer's 12% Cumulative Exchangeable Redeemable Preferred Stock outstanding as of June 30, 2020, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended June 30, 2020.

Item 5(b):

Number of Shares as to which the person has:

(i) Sole power to vote or to direct the vote:

Minerva Advisors LLC* - 153,343
Minerva Group, LP - 153,343
Minerva GP, LP* - 153,343
Minerva GP, Inc.* - 153,343
David P. Cohen* - 160,776

*Each of these reporting persons is deemed a beneficial owner of the 153,343 shares of the Issuer held by Minerva Group, LP.  David P. Cohen is also the beneficial owner of 7,433 shares of the Issuer owned individually.

(ii) Shared power to vote or to direct the vote:

Minerva Advisors LLC - 122,608
David P. Cohen** - 122,608

**David P. Cohen is deemed a beneficial owner of the 126,266 shares of the Issuer beneficially owned by Minerva Advisors LLC.

(iii) Sole power to dispose or to direct the disposition of:

Minerva Advisors LLC* - 153,343
Minerva Group, LP - 153,343
Minerva GP, LP* - 153,343
Minerva GP, Inc.* - 153,343
David P. Cohen* - 160,776

*Each of these reporting persons is deemed a beneficial owner of the 153,343 shares of the Issuer held by Minerva Group, LP.  David P. Cohen is also the beneficial owner of 7,433 shares of the Issuer owned individually.

(iv) Shared power to dispose or to direct the disposition of:

Minerva Advisors LLC - 122,608
David P. Cohen** - 122,608

**David P. Cohen is deemed a beneficial owner of the 122,608 shares of the Issuer beneficially owned by Minerva Advisors LLC.

Item 5(c):     No Minerva Reporting Person has engaged in any transactions in the Preferred Stock within the past 60 days.

Item 5(d):     No person, other than each of the Minerva Reporting Persons referred to as the direct beneficial owner of the shares of Preferred Stock set forth herein, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Preferred Stock.

Item 5(e):     Not applicable.

ITEM 5.	MORGENSTERN REPORTING PERSONS.

Item 5(a) and Item 5(b): As of the date of this Schedule 13D, the Morgenstern Reporting Persons beneficially own 180,100 Shares, which constitutes approximately 5.7% of the 3,185,586 Shares outstanding.

The Victor Morgenstern Grantor Remainder Annuity Trust 2020 #2 owns 67,000 Shares. The Victor Morgenstern Grantor Remainder Annuity Trust 2020 #2 (the “Victor Morgenstern GRAT”) disclaims beneficial ownership of 40,000 Shares owned by the Judd Morgenstern Revocable Trust, 20,000 Shares owned by the Jennifer Morgenstern Irrevocable Trust, 20,000 Shares owned by the Robyn Morgenstern Irrevocable Trust, 20,000 Shares owned by the Judd Morgenstern Irrevocable Trust and 13,100 Shares owned by the Victor A. Morgenstern Grandchildren Trust.

The Judd Morgenstern Revocable Trust beneficially owns 40,000 Shares. The Judd Morgenstern Revocable Trust disclaims beneficial ownership of 67,000 Shares owned by the Victor Morgenstern GRAT, 20,000 Shares owned by the Jennifer Morgenstern Irrevocable Trust, 20,000 Shares owned by the Robyn Morgenstern Irrevocable Trust, 20,000 Shares owned by the Judd Morgenstern Irrevocable Trust and 13,100 Shares owned by the Victor A. Morgenstern Grandchildren Trust.

The Jennifer Morgenstern Irrevocable Trust beneficially owns 20,000 Shares. The Jennifer Morgenstern Revocable Trust disclaims beneficial ownership of 67,000 Shares owned by the Victor Morgenstern GRAT, 40,000 Shares owned by the Judd Morgenstern Revocable Trust, 20,000 Shares owned by the Robyn Morgenstern Irrevocable Trust, 20,000 Shares owned by the Judd Morgenstern Irrevocable Trust and 13,100 Shares owned by the Victor A. Morgenstern Grandchildren Trust.

The Judd Morgenstern Irrevocable Trust beneficially owns 20,000 Shares. The Judd Morgenstern Irrevocable Trust disclaims beneficial ownership of 67,000 Shares owned by the Victor Morgenstern GRAT, 40,000 Shares owned by the Judd Morgenstern Revocable Trust, 20,000 Shares owned by the Jennifer Morgenstern Revocable Trust, 20,000 Shares owned by the Robyn Morgenstern Irrevocable Trust and 13,100 Shares owned by the Victor A. Morgenstern Grandchildren Trust.

The Robyn Morgenstern Irrevocable Trust beneficially owns 20,000 Shares. The Robyn Morgenstern Irrevocable Trust disclaims beneficial ownership of 67,000 Shares owned by the Victor Morgenstern GRAT, 40,000 Shares owned by the Judd Morgenstern Revocable Trust, 20,000 Shares owned by the Jennifer Morgenstern Irrevocable Trust, 20,000 Shares owned by the Judd Morgenstern Irrevocable Trust and 13,100 Shares owned by the Victor A. Morgenstern Grandchildren Trust.

The Victor A. Morgenstern Grandchildren Trust beneficially owns 13,100 Shares. The Victor A. Morgenstern Grandchildren Trust disclaims beneficial ownership of 67,000 Shares owned by the Victor Morgenstern GRAT, 40,000 Shares owned by the Judd Morgenstern Revocable Trust, 20,000 Shares owned by the Jennifer Morgenstern Irrevocable Trust, 20,000 Shares owned by the Robyn Morgenstern Irrevocable Trust, and 20,000 Shares owned by the Judd Morgenstern Irrevocable Trust, .

Victor Morgenstern has sole voting and dispositive power with respect to the Shares owned by the Victor Morgenstern GRAT. Victor Morgenstern disclaims beneficial ownership of the all Shares owned by all other Morgenstern Reporting Persons.

Faye Morgenstern shares voting and dispositive power with respect to the Shares owned by the Victor A. Morgenstern Grandchildren Trust. Faye Morgenstern disclaims beneficial ownership of the Shares owned by all other Morgenstern Reporting Persons other than the Shares owned by the Victor A. Morgenstern Grandchildren Trust.

Judd Morgenstern has sole voting and dispositive power with respect to the 40,000 Shares owned by the Judd Morgenstern Revocable Trust and shares voting and dispositive power with respect to the 20,000 Shares owned by the Robyn Morgenstern Irrevocable Trust and the 20,000 Shares owned by the Judd Morgenstern Irrevocable Trust. Judd Morgenstern disclaims beneficial ownership of the Shares owned by all other Morgenstern Reporting Persons other than the Judd Morgenstern Revocable Trust, the Robyn Morgenstern Irrevocable Trust and the Judd Morgenstern Irrevocable Trust.

Jennifer Morgenstern has shared voting and dispositive power with respect to the 20,000 Shares owned by the Jennifer Morgenstern Irrevocable Trust and the 20,000 Shares owned by the Judd Morgenstern Irrevocable Trust. Jennifer Morgenstern disclaims beneficial ownership of the Shares owned by all other Morgenstern Reporting Persons other than the Jennifer Morgenstern Irrevocable Trust and the Judd Morgenstern Irrevocable Trust.

Robyn Morgenstern has shared voting and dispositive power with respect to the 20,000 Shares owned by the Robyn Morgenstern Irrevocable Trust and the 20,000 Shares owned by the Jennifer Morgenstern Irrevocable Trust. Robyn Morgenstern disclaims beneficial ownership of the Shares owned by all other Morgenstern Reporting Persons other than the Robyn Morgenstern Irrevocable Trust and the Jennifer Morgenstern Irrevocable Trust.

Item 5(c):     None of Morgenstern Reporting Persons has engaged in or effected any transactions in the Preferred Stock within the past 60 days.

Item 5(d):     No person, other than each of the Morgenstern Reporting Persons referred to as the direct beneficial owner of the shares of Preferred Stock set forth herein, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Preferred Stock.

Item 5(e):    Not applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of Issuer

The members of the ERPS Group have executed a Voting and Support Agreement (the “Voting Agreement”), pursuant to which each has, among other things, agreed to act independently to vote their shares of Preferred Stock in favor of an amendment to the Articles of Incorporation of the Issuer, as amended and restated to date (the “Charter”), in order to facilitate an automatic conversion of, and payment for, all Preferred Stock owned by all holders thereof in connection with the IPO.

Under the Voting Agreement, each of the Reporting Persons has irrevocably, unconditionally and individually agreed with the Issuer, during the Voting Period, to vote all shares of Preferred Stock it owns (whether by ballot at a meeting, by proxy or by executing and returning a stockholder consent), in favor of the Charter Amendment, including by consenting to the adoption and approval of the Charter Amendment within four calendar days after the commencement of the Consent Solicitation. Additionally, each of the Reporting Persons has irrevocably, unconditionally and individually agreed with the Issuer, during the Voting Period, to vote (whether by ballot at a meeting, by proxy or by executing and returning a stockholder consent): (i) in favor of the approval of any other matter contemplated by the Charter Amendment necessary or advisable to consummate the Charter Amendment and the other transactions contemplated thereby that is presented by the Issuer for a vote of its stockholders and (ii) against any proposal or action that: (A) would constitute (or could reasonably be expected to result in) a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer or of the Reporting Persons under the Voting Agreement and (B) reasonably be expected to prevent, impede, frustrate, interfere with, delay, postpone or adversely affect the Charter Amendment or any of the other transactions contemplated thereby.

Under the Voting Agreement, each of the Reporting Persons has also irrevocably, unconditionally and individually agreed with the Issuer that it shall not, during the Voting Period, cause or permit any sale or other transfer of any or all of the Preferred Stock owned by it (or any interest therein, or any economic or voting rights with respect thereto or enter into any contract, option or other arrangement or understanding with respect thereto, including any voting trust or agreement and the granting of any proxy), other than to certain permitted transferees or with the prior written consent of the Issuer.

The term “Voting Period” is defined as the earliest of: (a) the public announcement by the Issuer that it will abandon the Charter Amendment; (b) the failure of the Issuer to obtain the needed approval of the Charter Amendment on or before November 16, 2020; or (c) the acceptance for record of the Charter Amendment by the Department of Assessments and Taxation for the State of Maryland. In the Voting Agreement both the Issuer and the Reporting Persons represent that all filings, notices and other actions required by to made or taken to perform its obligations under the Voting Agreement will be taken, including applicable requirements of and filings with the SEC under the Securities Act and/or the Exchange Act. The Voting Agreement also contains customary representations, warranties and covenants for voting agreements.

The foregoing description of the Voting Agreement is qualified in its entirety by the terms of the Voting Agreement, and attachment referenced therein, filed herewith as Exhibit A and which is incorporated by reference herein in response to this Item 6; provided that none of the Reporting Persons grant to any other Reporting Person or other person or entity a proxy with respect to the actions under the Voting Agreement.

Representatives of Wynnefield Capital Management, LLC (“WCM”) have engaged in extended discussions and negotiations with the Issuer regarding the Preferred Stock, the terms of the proposed Charter Amendment with respect to the automatic conversion of the Preferred Stock, the proposed Qualified IPO and related matters. In connection with such discussions and negotiations, WCM has engaged counsel and incurred substantial attorneys’ fees, the incurrence of which has benefited the Issuer and its stockholders, including all holders of the Preferred Stock. As a material inducement for WCM to engage in such discussions and negotiations, the Issuer has agreed to reimburse WCM for its reasonable attorneys’ fees incurred in such discussions and negotiations in an amount up to $180,000, following presentation of supporting billing documentation and satisfaction of other requirements.

Except as set forth in Items 1, 4 and 6 of this Schedule 13D, no Reporting Person has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1       Voting and Support Agreement dated October 6, 2020

Exhibit 2        Joint Filing Agreement dated October 6, 2020

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: October 6, 2020.

WYNNEFIELD REPORTING PERSONS:

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

By:	Wynnefield Capital Management, LLC,
its General Partner

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

By:	Wynnefield Capital Management, LLC,
its General Partner

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By:	Wynnefield Capital, Inc.,
its Investment Manager

By:	/s/ Nelson Obus
Nelson Obus, President

WYNNEFIELD CAPITAL MANAGEMENT, LLC

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD CAPITAL INC. PROFIT SHARING PLAN, INC.

By:	/s/ Nelson Obus
Nelson Obus, Authorized Signatory

WYNNEFIELD CAPITAL, INC.

By:	/s/ Nelson Obus
Nelson Obus, President

/s/ Nelson Obus
Nelson Obus, Individually

/s/ Joshua H. Landes
Joshua H. Landes, Individually

MINERVA REPORTING PERSONS:

MINERVA ADVISORS LLC

Date: October 6, 2020

By:	David P. Cohen, President

By:	/s/ David P. Cohen
Name:	David P. Cohen
Title:	President

MINERVA GROUP, LP

Date: October 6, 2020

By:	MINERVA GP, LP, its General Partner

By:	MINERVA GP, INC., its General Partner

By:	David P. Cohen, President

By:	/s/ David P. Cohen
Name:	David P. Cohen
Title:	President

MINERVA GP, LP

Date: October 6, 2020

By:	MINERVA GP, INC., its General Partner

By:	David P. Cohen, President

By:	/s/ David P. Cohen
Name:	David P. Cohen
Title:	President

MINERVA GP, INC.

Date: October 6, 2020

By:	David P. Cohen, President

By:	/s/ David P. Cohen
Name:	David P. Cohen
Title:	President

DAVID P. COHEN

Date: October 6, 2020

By:	/s/ David P. Cohen
Name:	David P. Cohen
Title:	President

MORGENSTERN REPORTING PERSONS:

/s/ Faye Morgenstern
Faye Morgenstern
Date: October 6, 2020

/s/ Judd Morgenstern
Judd Morgenstern
Date: October 6, 2020

/s/ Victor Morgenstern
Victor Morgenstern
Date: October 6, 2020

Jennifer Morgenstern Irrevocable Trust

By:	/s/ Jennifer Morgenstern
Name:	Jennifer Morgenstern
Title:	Trustee
Date: October 6, 2020

Robyn Morgenstern Irrevocable Trust

By:	/s/ Robyn Morgenstern
Name:	Robyn Morgenstern
Title:	Trustee
Date: October 6, 2020

Judd Morgenstern Irrevocable Trust

By:	/s/ Judd Morgenstern
Name:	Judd Morgenstern
Title:	Trustee
Date: October 6, 2020

The Victor Morgenstern Grantor Remainder Annuity Trust 2020 #2

By:	/s/ Victor Morgenstern
Name:	Victor Morgenstern
Title:	Trustee
Date: October 6, 2020

The Victor A. Morgenstern Grandchildren Trust

By:	/s/ Faye Morgenstern
Name:	Faye Morgenstern
Title:	Trustee
Date: October 6, 2020

JUDD MORGENSTERN REVOCABLE TRUST

By:	/s/ Judd Morgenstern
Name:	Judd Morgenstern
Title:	Trustee
Date: October 6, 2020

/s/ Jennifer Morgenstern
Jennifer Morgenstern
Date: October 6, 2020

/s/ Robyn Morgenstern
Robyn Morgenstern
Date: October 6, 2020